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File No. 82-34735

July 28, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosure

dlw 8/5

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

NY:796833.1

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

2 July, 2003
no. 13/03

ASSA ABLOY acquires remaining shares in the Door Group, USA

ASSA ABLOY has acquired the remaining 20% interest in the ASSA ABLOY Door Group, USA, from its joint venture partner SPX Corporation. ASSA ABLOY paid SPX aggregate consideration of USD 80 million for SPX's 20% interest in the Door Group and other items including ordinary dividends and interest. The acquisition creates additional goodwill of USD 60 million, which is tax deductible. The transaction is accretive to EPS. The Door Group has developed well since the joint venture was created in 2001. A number of synergy based improvements have been accomplished.

Further information can be obtained from
Göran Jansson, Executive Vice President and Chief Financial Officer, tel: +46 8 506 485 72 or +46 70 698 85 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.